February 21, 2018

VIA EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:    INTL FCStone Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Filed December 14, 2017
File No. 1-36045
Dear Ms. Blye:
By letter dated February 16, 2018 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted a comment with respect to certain information included on our website, while noting no disclosure of the certain information contained in the Annual Report on Form 10-K for the year ended September 30, 2017 of INTL FCStone Inc. (the “Company”). On behalf of the Company, set forth below is the Company’s response to that comment. For your convenience, we have repeated the comment set forth in the Staff Letter and followed the comment with the Company’s response.
General

1.
In the Electronics Payments section of your website, you include Sudan in the list of markets you cover. Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. export controls. You do not include disclosure about contacts with Sudan in the Form 10-K. Please describe to us the nature and extent of any contacts with Sudan, including any products and services provided into that country, whether through subsidiaries, customers or other direct or indirect arrangements.

Company Response:
Our Global Payments business, conducted by our U.K.-based subsidiary, INTL FCStone Ltd., is the only one of our firm’s businesses that has any dealings in Sudan.

Our Global Payments business provides payment solutions to banks, commercial businesses, charities, non-governmental and governmental organizations. We primarily act as a principal in buying and selling foreign currencies on a spot basis, deriving revenue from the difference between the purchase and sales prices. We offer payment services in more than 175 countries and 140 currencies. Through our payments platform and global network of approximately 300 correspondent banks, we are able to provide simple and fast execution to ensure prompt delivery of funds in any of these countries.
We have engaged in payments transactions in Sudan under license from the U.S. Department of the Treasury, dated November 28, 2016 and expiring on November 30, 2018. A copy of the license is available upon request. This license permitted our Global Payments business to provide foreign exchange and treasury services to humanitarian aid and development organizations, U.N. agencies and non-governmental organizations operating in Sudan and specifically named in the license application.
Further, since January 17, 2017, all transactions prohibited under the Sudanese Sanctions Regulations, 31 C.F.R. part 538, have been authorized pursuant to a general license located at 31 C.F.R. § 538.540. Effective October 12, 2017, the prohibitions were revoked. Although sanctions have been revoked, we are proceeding cautiously and any business/transactions involving Sudan are referred to our Global Payments Compliance department for pre-approval.
During our fiscal year ended September 30, 2017 and first quarter of fiscal 2018, ended December 31, 2017, a period of fifteen months, we made 50 payments for 12 customers, sourcing Sudanese Pounds ("SDG") from two different banks, for a total of approximately SDG22.88 million, the equivalent of USD$2.03 million. During this same period, the Global Payments business made over 800,000 payments for its customers. The revenue earned by Global Payments on the Sudan business represented 0.06% of its total revenue over the same period, a non-material contribution.
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In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (407) 741-5309, or our Global Head of Legal, Snezana Rajsic, at 312-780-6794.

Sincerely,

/s/ Brian Sephton
Brian Sephton, Chief Legal & Governance Officer